

Mail Stop 3233

October 17, 2016

Via E-mail
Mr. Brent A. Beecham
Chief Financial Officer
SBH Associates, Inc.
296 S. Main Street, Suite 400
Alpharetta, GA 30009

  Re: **SBH Associates, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2015
    Response Dated October 7, 2016
    File No. 333-187245

Dear Mr. Beecham:

  We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2015

Item 9A. Controls and Procedures, page 18

1. We note your revisions in response to comment 1. Please amend your filing and further revise your disclosure to specifically note the conclusions of both your principal executive officer and financial officer as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

2. We also note that your revisions in response to comment 1 regarding the COSO framework were made to the disclosure of your evaluation of disclosure controls and procedures. Please note that our comment relates to the disclosure required by Item 308(a)(2) of Regulation S-K under which you should include a statement identifying the framework you used to evaluate the effectiveness of your internal control over financial

reporting. Also note that no similar requirement exists under Item 307 for your disclosure controls and procedures. Please revise management's annual report on internal control over financial reporting to identify the COSO framework your management used in its assessment (i.e., 2013 framework) and revise the paragraph under "Evaluation of disclosure controls and procedures" to remove the language you added.

Item 15. Exhibits and Financial Statement Schedules, page 24

3.   We note that your revised certifications included in Exhibits 31.1 and 31.2 still do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to revise your certifications exactly and entirely as set forth in Item 601(b)(31)(i) of Regulation S-K, including the introductory language required by paragraph 4.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 4 Controls and Procedures, page 13

4.   We note that your disclosure under Item 4 has not been revised and we reissue prior comment 3. We note your disclosure that your "internal control over disclosure controls and procedures and financial reporting" were not effective as of June 30, 2016. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the "effectiveness of [your] disclosure controls and procedures" rather than the effectiveness of your "internal control over disclosure controls and procedures and financial reporting." Please amend your filing to include management´s conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2016. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2016 and December 31, 2015.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities